# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AKTIS ONCOLOGY, INC., CIK 0002035832
CUSIP: 00973N102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 17 Drydock Avenue, Suite #17-401, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001729505
Persons authorized to receive notices and communications: Ansbert Gadicke, c/o MPM BioImpact LLC, 399 Boylston Street, Suite 1100, Boston, Massachusetts (MA), 02116, 617-425-9200

## Reporting persons
- MPM BIOVENTURES 2018, L.P. (CIK 0001729505): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,950,528; shared voting power 0; sole dispositive power 3,950,528; shared dispositive power 0; aggregate amount beneficially owned 3,950,528 (7.4% of the class)
- MPM BIOVENTURES 2018 (B), L.P. (CIK 0001729504): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 206,964; shared voting power 0; sole dispositive power 206,964; shared dispositive power 0; aggregate amount beneficially owned 206,964 (0.4% of the class)
- MPM BioVentures 2018 GP LLC (CIK 0001818701): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,157,492; sole dispositive power 0; shared dispositive power 4,157,492; aggregate amount beneficially owned 4,157,492 (7.8% of the class)
- MPM ASSET MANAGEMENT INVESTORS BV2018 LLC (CIK 0001734817): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 77,911; shared voting power 0; sole dispositive power 77,911; shared dispositive power 0; aggregate amount beneficially owned 77,911 (0.1% of the class)
- MPM BioVentures 2018 LLC (CIK 0001818702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,235,403; sole dispositive power 0; shared dispositive power 4,235,403; aggregate amount beneficially owned 4,235,403 (7.9% of the class)
- MPM ONCOLOGY INNOVATIONS FUND LP (CIK 0001719960): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 847,080; shared voting power 0; sole dispositive power 847,080; shared dispositive power 0; aggregate amount beneficially owned 847,080 (1.6% of the class)
- MPM Oncology Innovations Fund GP LLC (CIK 0001857903): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 847,080; sole dispositive power 0; shared dispositive power 847,080; aggregate amount beneficially owned 847,080 (1.6% of the class)
- Oncology Impact Private Investment Fund 2, L.P. (CIK 0002104306): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,835,872; shared voting power 0; sole dispositive power 4,835,872; shared dispositive power 0; aggregate amount beneficially owned 4,835,872 (9.1% of the class)
- MPM Oncology Investments 2 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,835,872; sole dispositive power 0; shared dispositive power 4,835,872; aggregate amount beneficially owned 4,835,872 (9.1% of the class)
- MPM ASSET MANAGEMENT LLC (CIK 0001263048): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 341,709; shared voting power 0; sole dispositive power 341,709; shared dispositive power 0; aggregate amount beneficially owned 341,709 (0.6% of the class)
- ANSBERT GADICKE (CIK 0001134655): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,260,064; sole dispositive power 0; shared dispositive power 10,260,064; aggregate amount beneficially owned 10,260,064 (19.3% of the class)
- LUKE EVNIN (CIK 0001134657): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,082,483; sole dispositive power 0; shared dispositive power 5,082,483; aggregate amount beneficially owned 5,082,483 (9.5% of the class)
- Todd Foley (CIK 0001473930): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,103; shared voting power 4,235,403; sole dispositive power 2,103; shared dispositive power 4,235,403; aggregate amount beneficially owned 4,237,506 (8% of the class)
  Comment: Includes 2,103 shares subject to stock options granted to Mr. Foley in his capacity as a director of the Issuer that are exercisable as of the date of filing of this Schedule 13D or within 60 days thereafter.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AKTIS ONCOLOGY, INC.
Address of issuer's principal executive offices: 17 Drydock Avenue, Suite #17-401, Boston, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing: The entities and persons filing this statement are MPM Asset Management LLC ("MPM AM"), MPM BioVentures 2018, L.P. ("BV 2018"), MPM BioVentures 2018 (B), L.P. ("BV 2018(B)"), MPM Asset Management Investors BV2018 LLC ("AM BV2018 LLC"), MPM Oncology Innovations Fund, L.P. ("MPM Oncology"), Oncology Impact Private Investment Fund 2, L.P. ("MPM Oncology Impact"), MPM BioVentures 2018 GP LLC ("BV 2018 GP"), MPM BioVentures 2018 LLC ("BV 2018 LLC"), MPM Oncology Innovations Fund GP LLC ("Oncology Innovations GP LLC") and MPM Oncology Investments 2 LLC ("Oncology Investments LLC") (collectively, the "MPM Entities") and Ansbert Gadicke, Luke Evnin and Todd Foley (collectively, the "Listed Persons" and together with the MPM Entities, the "Filing Persons"). BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B). BV 2018 LLC is the manager of AM BV2018. Drs. Evnin and Gadicke and Mr. Foley are managing directors of BV 2018 LLC. Drs. Evnin and Gadicke are managers of Oncology Innovations GP LLC, which is the general partner of MPM Oncology. Dr. Gadicke is the manager of MPM AM and is the managing member of Oncology Investments LLC, which is the general partner of MPM Oncology Impact. The Filing Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
Residence or business address: The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin and Todd Foley is 399 Boylston Street, Suite 1100, Boston, MA 02116.
Present principal occupation or employment: The principal business of each of the Filing Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, other than MPM Oncology Impact which is a Cayman Islands limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 8, 2026, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (Registration No. 333-292283) in connection with its initial public offering of Common Stock (the "IPO") was declared effective. The closing of the IPO took place on January 12, 2026, and at such closing the MPM Entities purchased an aggregate of 1,112,777 shares of Common Stock at the initial public offering price of $18.00 per share, for an aggregate purchase price of $20,029,986. The source of funds for such purchases was the capital contributions made to the MPM Entities by their respective partners and members. The shares were purchased as follows:

* 219,897 shares by BV 2018
* 8,689 shares by BV 2018(B)
* 4,284 shares by AM BV 2018
* 46,574 shares by MPM Oncology
* 833,333 shares by MPM Oncology Impact

On January 12, 2026, the MPM Entities acquired an aggregate of 8,805,578 shares of Common Stock of the Issuer upon the automatic conversion of preferred stock of the Issuer upon the closing of the IPO.

## Item 4. Purpose of Transaction
Purpose of transaction:
The MPM Entities acquired the securities reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Issuer securities or to dispose of any of the Issuer securities reported herein, the Reporting Persons may, from time to time, acquire additional equity securities or debt securities of the Issuer, which debt securities may be convertible or non-convertible, secured or unsecured, or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including stockholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, and potential business combinations or dispositions involving the Issuer or certain of its businesses. Todd Foley currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer's board of directors and management as part of his duties as a director.

Neither Mr. Foley (other than in his capacity as a director) nor any of the other Reporting Persons have any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and board of directors, other investment opportunities available to the MPM Entities, the price levels of the Issuer securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the Filing Persons Owner Profile of this Schedule 13D for the aggregate number of Common Stock and percentages of the shares of Common Stock beneficially owned by the Filing Person.

* 341,709 shares by MPM AM
* 3,950,528 shares by BV 2018
* 206,964 shares by BV 2018(B)
* 77,911 shares by AM BV 2018
* 847,080 shares by MPM Oncology
* 4,835,872 shares by MPM Oncology Impact
* 2,103 shares subject to stock options granted to Mr. Foley in his capacity as a director of the Issuer that are exercisable as of the date of filing of this Schedule 13D or within 60 days thereafter.

BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B) and, accordingly, may be deemed to beneficially own the shares held by BV 2018 and BV 2018(B).

BV 2018 LLC is the managing member of AM BV 2018 and, accordingly, may be deemed to beneficially own the shares held by AM BV 2018.

Oncology Innovations GP LLC is the general Partner of MPM Oncology and, accordingly, may be deemed to beneficially own the shares held by MPM Oncology.

Drs. Gadicke and Evnin and Mr. Foley are the managing directors of BV 2018 LLC and, accordingly, may be deemed to beneficially own the shares held by BV 2018, BV 2018(B) and AM BV 2018.

Drs. Gadicke and Evnin are the managers of Oncology Innovations GP LLC and, accordingly, may be deemed to beneficially own the shares held by MPM Oncology.

Dr. Gadicke is the manager of MPM AM and is the managing member of Oncology Investments LLC and, accordingly may be deemed to beneficially own the shares held by MPM AM and MPM Oncology Impact.

Calculation of the percentage of the shares of Common Stock beneficially owned is based upon 53,296,950 shares of Common Stock outstanding (which reflects the full exercise by the underwriters of their option to purchase additional shares of Common Stock in connection with the Offering (as defined in Item 3 below), as set forth in the Issuer's prospectus on Form 424(b)(4) and filed with the United States Securities and Exchange Commission on January 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the Filing Persons Owner Profile of this Schedule 13D for the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The information provided in Item 3 is hereby incorporated by reference. Except as otherwise set forth herein, the Filing Persons have not acquired or disposed of any securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investors' Rights Agreement

The MPM Entities and other stockholders of the Issuer have entered into an Amended and Restated Rights Agreement dated September 20, 2024 (the "Rights Agreement") with the Issuer. Subject to the terms of the Rights Agreement, holders of shares having registration rights ("Registrable Securities") can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

If, at any time after 180 days after effective date, the Issuer shall receive a written request from the Holders (as defined in the Rights Agreement) of at least a majority of the shares of Registrable Securities then outstanding (the "Initiating Holders") that the Issuer file a Form S-1 registration statement under the Securities Act of 1933 (the "Securities Act") with respect to Registrable Securities owned by such Holder or Holders with respect to at least 40% of the Registrable Securities) shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Demand Notice") to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration after the Issuer has effected two Form S-1 demand registrations.

Form S-3 Demand Registration Rights

If at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from at Holders of the Registrable Securities then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price of, net of Selling Expenses (as defined in the Rights Agreement, at least $5 million, then the Issuer shall (i) within ten (10) business days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any Form S-3 demand registration if the Issuer has effected two Form S-3 demand registrations within the twelve month period immediately preceding the date of such request.

Piggyback Registration Rights

If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer or on behalf of selling stockholders, the Issuer shall, at such time, promptly and in any event, within three business days of such determination, give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after such notice is given to the Issuer, the Issuer shall, subject to the certain limitations, use its reasonable best efforts to cause to be registered all of the Registrable Securities that each such Holder has requested to be registered.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, including the fees of one special counsel of the Holder of Registrable Securities in an amount not to exceed $75,000, other than underwriting discounts and commissions, related to any registration effected pursuant to the Rights Agreement.

Indemnification

The Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

No Holder shall be entitled to exercise any registration rights on the date which is the earlier of (i) the closing of a Deemed Liquidation Event, as such term is defined in the Issuer's Certificate of Incorporation; (ii) such time after the consummation of the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such Holder's shares without limitation during a three-month period without registration; or (iii) the third anniversary of the IPO.

Lock-up Agreements

The MPM Entities and Mr. Foley, along with all of the Issuer's officers, directors, and holders of substantially all of the Issuer's Common Stock, have entered into letter agreements (the "Lock-up Agreements"), whereby they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its Common Stock or securities convertible into or exchangeable for Common Stock for a 180-day period beginning on January 8, 2026 except with the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc., Leerink Partners LLC and TD Securities (USA) LLC on behalf of the underwriters.

The foregoing description of the terms of the Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Filing Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement.

Exhibit 99.2: Third Amended and Restated Investors' Rights Agreement, dated as of September 20, 2024 (filed as Exhibit 4.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (Registration No. 333-292283) and incorporated herein by reference).

Exhibit 99.3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit D to Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (Registration No. 333-292283) and incorporated herein by reference).

## Signatures
- MPM BIOVENTURES 2018, L.P.: /s/ Ansbert Gadicke, Managing director of MPM BioVentures 2018 LLC, the managing member of MPM BioVentures 2018 GP LLC, the GP of MPM BioVentures 2018, L.P. (01/20/2026)
- MPM BIOVENTURES 2018 (B), L.P.: /s/ Ansbert Gadicke, Managing director of MPM BioVentures 2018 LLC, the managing member of MPM BioVentures 2018 GP LLC, the GP of MPM BioVentures 2018(B), L.P. (01/20/2026)
- MPM BioVentures 2018 GP LLC: /s/ Ansbert Gadicke, Managing director of MPM BioVentures 2018 LLC, the managing member of MPM BioVentures 2018 GP LLC (01/20/2026)
- MPM ASSET MANAGEMENT INVESTORS BV2018 LLC: /s/ Ansbert Gadicke, Managing director of MPM BioVentures 2018 LLC, the manager of MPM Asset Management Investors BV2018 LLC (01/20/2026)
- MPM BioVentures 2018 LLC: /s/ Ansbert Gadicke, Managing Director (01/20/2026)
- MPM ONCOLOGY INNOVATIONS FUND LP: /s/ Ansbert Gadicke, Manager of MPM Oncology Innovations Fund GP LLC, the general partner of MPM Oncology Innovations Fund, L.P. (01/20/2026)
- MPM Oncology Innovations Fund GP LLC: /s/ Ansbert Gadicke, Manager (01/20/2026)
- Oncology Impact Private Investment Fund 2, L.P.: /s/ Ansbert Gadicke, Managing member of MPM Oncology Investments 2 LLC, the general partner of Oncology Impact Private Investment Fund 2, L.P. (01/20/2026)
- MPM Oncology Investments 2 LLC: /s/ Ansbert Gadicke, Managing Member (01/20/2026)
- MPM ASSET MANAGEMENT LLC: /s/ Ansbert Gadicke, Manager (01/20/2026)
- ANSBERT GADICKE: /s/ Ansbert Gadicke, Ansbert Gadicke (01/20/2026)
- LUKE EVNIN: /s/ Luke Evnin, Luke Evnin (01/20/2026)
- Todd Foley: /s/ Todd Foley, Todd Foley (01/20/2026)